Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

CHC Files Management Information Circular
for Special Meeting of Shareholders

VANCOUVER, BRITISH COLUMBIA – (Marketwire - April 4, 2008) – CHC Helicopter Corporation ("CHC") (TSX: FLY.A) (TSX: FLY.B) (NYSE: FLI) today announced that CHC has filed its management information circular and related proxy materials with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission in preparation for the special shareholder meeting to be held on April 29, 2008 in Richmond (Vancouver), British Columbia to consider a special resolution to approve an arrangement under the Canada Business Corporations Act. The circular and related proxy materials are available at www.chc.ca, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The management information circular contains a unanimous recommendation from CHC's Board of Directors to vote for the special resolution approving the arrangement. Under the terms of the arrangement, an affiliate of a fund managed by First Reserve Corporation will acquire all of CHC’s outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares for cash consideration of Cdn.$32.68 per share for an aggregate consideration of approximately Cdn.$1.5 billion.

The price of Cdn.$32.68 per Class A Subordinate Voting Share and Class B Multiple Voting Share to be received under the arrangement represents a premium of 45.3% and 41.0%, respectively, over the average trading price of such shares on the TSX for the three-month period ending on February 21, 2008, the last trading day prior to the public announcement of the transaction.

Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of record as of the close of business (Toronto time) on March 28, 2008 will be entitled to receive notice of, and vote at, the meeting. The management information circular, which shareholders should receive in the coming days, provides important information on the arrangement, including voting procedures.

Completion of the arrangement is subject to a number of conditions, some of which are beyond CHC’s and the purchaser’s control; accordingly, the exact timing of implementation of the arrangement is not currently known. CHC and the purchaser currently expect the closing to occur in June 2008.

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

One of the conditions to completion of the arrangement is that the special resolution approving the arrangement receive the approval of two-thirds of the votes cast by holders of outstanding Class A Subordinate Voting Shares (one vote per share), Class B Multiple Voting Shares (10 votes per share) and Ordinary Shares (one vote for every 10 shares) present in person or represented by proxy at the meeting, voting together as a single class. In accordance with Canadian securities laws, the special resolution will also need to be approved by a majority of the votes cast by holders of outstanding Class A Subordinate Voting Shares, Class B Multiple Voting Shares and the Ordinary Shares present in person or represented by proxy at the meeting, each voting as a separate class, and in each case excluding shares beneficially owned or over which control or direction is exercised by certain members of management of CHC who will be acquiring equity in an affiliate of the purchaser.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of CHC Helicopter Corporation, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required CHC shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements in this news release are made as of the date of this release. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise. We undertake no obligation to

CHC Helicopter Corporation T 604.276.7500 F 604.276.011 www.chc.ca
PRESS RELEASE

comment on expectations of, or statements made by third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to CHC's current amended annual report or Form 20-F/A and CHC's management information circular dated March 28, 2008, each filed with the Canadian securities commissions (available at www.sedar.com) and the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on CHC's website at www.chc.ca.
About CHC

CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide. If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

For Inquiries

The proxy solicitation agent appointed by CHC is Kingsdale Shareholder Services Inc. who can be contacted at 1-866-879-7650 (within North America) or at 416-867-2272 (outside North America).